Mail Stop 3561

September 29, 2008

Mr. Daniel F. Medina
President
Genesis Companies Group, Inc.
255 S. Leland Norton Way
San Bernardino, CA 92408

      Re: **Genesis Companies Group, Inc.**
              Form 10-KSB/A for Fiscal Year Ended
              December 31, 2007
              Filed September 24, 2008
              Form 10-Q/A for Fiscal Quarter Ended
              March 31, 2008
              Filed September 24, 2008
              File No. 033-34078-A

Dear Mr. Medina,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 15

1. We note in the third paragraph of management's report, you identified a material
    weakness in your internal control over financial reporting. However, it does not
    appear that your certifying officers have provided their conclusion regarding the
    effectiveness of your internal control over financial reporting. As required by Item
    308T(a)(3) of Regulation S-B, please revise to provide a statement as to whether your
    internal controls over financial reporting are effective or ineffective.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2008

Section 906 Certifications

2. In response to our prior comment four, it does not appear that the opening paragraph
    of your Section 906 certifications was revised to make reference to Form 10-Q rather
    than Form 10-QSB. Please revise.

3. It appears that the Section 906 certification signed by Daniel Medina makes reference
    to the period ending June 30, 2008 rather than March 31, 2008. Please revise.

    As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services